December 28, 2011 Jay Gould Hand-delivered

Re: Separation Agreement and General Release

Dear Jay:

This letter when signed by you will constitute the full agreement between you and Newell Rubbermaid (the "Company") on the terms of your separation from employment ("Agreement"). By entering into this Agreement, neither you nor the Company makes any admission of any failing or wrongdoing. Rather, the parties have merely agreed to resolve amicably any existing or potential disputes arising out of your employment with the Company and the separation thereof.

1. Provided you execute this Agreement, your employment with the Company will be considered terminated effective January 1, 2012 ("Separation Date"). Unless otherwise requested by the Company pursuant to the terms of this Agreement, you shall be excused from reporting to work through the Separation Date. If you do not execute this Agreement, please be advised that your Separation Date is the date provided at the top of this letter or the date that this letter is presented to you, whichever is later.

2. In consideration of your acceptance of this Agreement, you will be entitled to the following items:

(a)	As supplemental unemployment pay, the Company will provide you with fifty-six (56) weeks of pay at your present base salary, less unemployment compensation and less ordinary and necessary payroll deductions. The supplemental unemployment pay will continue until you find other employment, including self-employment ("Alternative Employment") or until January 31, 2013, whichever event occurs first (the "Salary Continuation Period"). The supplemental unemployment payments will not commence, however, until after the effective date of this Agreement and after the Separation Date, and they will be made on regularly scheduled pay dates.

(b)	Your Separation Date shall be considered a "qualifying event" for purposes of triggering your right to continue your group health and dental insurance pursuant to federal law (commonly referred to as "COBRA"). However, as additional consideration for your acceptance of this Agreement, the Company will continue to provide group health and dental insurance benefits to you and, if applicable, your dependents, at the same cost it charges its employees for the duration of the Salary Continuation Period. After the Salary Continuation Period, you will have the right to continue COBRA coverage at your own expense for the duration of the COBRA period. You will receive, under separate cover, information regarding your rights to such continuation coverage.

(c)	As further consideration for your acceptance of this Agreement, if you find Alternative Employment prior to January 31, 2013, the Company will provide you with a lump sum payment equal to fifty percent (50%) of the remaining supplemental unemployment pay, as defined above ("Alternative Employment Bonus Payment"), provided, however, that your Alternative Employment does not violate the restrictions set forth in Paragraph 4.

This payment will be made as soon as is administratively practicable, but no later than 30 days after you commence Alternative Employment.

(d)	As additional consideration for your acceptance of this Agreement, if you have not found Alternative Employment by the end of the Salary Continuation Period, the Company, in its

sole discretion, may extend the Salary Continuation Period by up to four (4) weeks if it determines that you have been searching for Alternative Employment in good faith.

(e)	Except as noted below, all vested and non-vested stock options and all non-vested restricted stock units or other awards granted under any Newell Rubbermaid Inc. employee stock plan will be forfeited as of the Separation Date except (i) those stock options awarded to you in 2009 that would have vested between the Separation Date and February 15, 2012 and those options awarded you on February 10, 2010 that would have vested on February 10, 2013; and (ii) those restricted stock unit grants that would have vested between the Separation Date and February 15, 2013, all of which, if applicable, will vest on the original vesting date. You will have until April 13, 2012 to exercise the 2009 stock options referenced above and until March 15, 2013 to exercise the 2010 stock options referenced above or they will be forfeited ("Option Exercise Periods"). Notwithstanding the above, no stock option will be exercisable under these provisions after the earlier of: (i) the end of the Option Exercise Periods, (ii) the latest date the option could have expired under its original terms, and (iii) the 10th anniversary of the date of the original grant.

(f)	You will be allowed to continue to use the Company-leased car or receive the car stipend pursuant to the terms of the leased automobile program through the Salary Continuation Period. You may purchase the vehicle, if applicable, at any time prior thereto at the buy- out price as established by said program.

(g)	During calendar year 2012, you will be provided outplacement services through a service set up by the Company. In the alternative, you may use any outplacement service and the Company will reimburse you up to $20,000 of those expenses within 60 days of receipt of proof of payment provided that (i) the amount of such expenses reimbursable in any one calendar year will not affect the amount reimbursable in any other calendar year, (ii) the reimbursement of an eligible expense shall be made no later than December 31 of the year following the year in which the expense was incurred, and (iii) your rights to reimbursements of expenses under this Section 2(g) will not be subject to liquidation or exchange for another benefit.

(h)	Except as stated above, all other benefits, bonuses, stipends and compensation end on the Separation Date. However, this Agreement does not affect any existing vested rights that you may have in the Company's bonus, deferred compensation, pension, retirement and/or 401(k) plans. You will receive, under separate cover, information regarding your rights and options, if any, under said plans. Notwithstanding the above, and assuming you execute and abide by this Agreement, you remain eligible for a 2011 management bonus pursuant to the terms and conditions of that Plan. Said bonus, if earned, will be paid at or around the same time that active employees receive said bonus.

(i)	Benefits provided under this Agreement are intended to be exempt from, or comply with, Section 409A of the Internal Revenue Code, which is the law that regulates severance pay. This Agreement shall be construed, administered, and governed in a manner that effects such intent, and the Company shall not take any action that would be inconsistent with such intent. Without limiting the foregoing, the payments and benefits provided under this Agreement may not be deferred, accelerated, extended, paid out or modified in a manner that would result in a the imposition of additional tax under Code Section 409A. Although the Company shall use its best efforts to avoid the imposition of taxation, interest and penalties under Code Section 409A, the tax treatment of the benefits provided under this Agreement is not warranted or guaranteed. Neither the Company and its affiliates nor their directors, officers, employees or advisers shall be held liable for any taxes, interest, penalties or other monetary amounts owed by you or any other taxpayer as a result of this Agreement. Each payment of termination benefits under this Section 2 shall be considered a separate payment, as described in Treas. Reg. Section 1.409A-2(b)(2), for purposes of Section 409A of the Code.

3.	In consideration of the payments and benefits provided to you above, to which you are not otherwise entitled and the sufficiency of which you hereby acknowledge, you do, on behalf of yourself and your heirs, administrators, executors and assigns, hereby fully, finally and unconditionally release and forever discharge the Company and its parent, subsidiary and affiliated entities and its and their former and present officers, directors, shareholders, employees, trustees, fiduciaries, administrators, attorneys, consultants, agents, and other representatives, and all their respective predecessors, successors and assigns (collectively "Released Parties"), in their corporate, personal and representative capacities, from any and all obligations, rights, claims, damages, costs, attorneys' fees, suits and demands, of any and every kind, nature and character, known or unknown, liquidated or unliquidated, absolute or contingent, in law and in equity, waivable and/or enforceable under any local, state, federal, or foreign common law, constitution, statute or ordinance which arise from or relate to your employment with the Company or the termination thereof, or any past actions or omissions of the Company or any of the Released Parties through the date you sign this Agreement. Specifically included in this release is a general release which releases the Released Parties from any claims, including without limitation claims under: (1) Title VII of the Civil Rights Act of 1964, as amended by the Civil Rights Act of 1991 (race, color, religion, sex, and national origin discrimination); (2) the Americans with Disabilities Act, as amended (disability discrimination); (3) 42 U.S.C. Section 1981 (race discrimination); (4) the Age Discrimination in Employment Act (29 U.S.C. Sections 621-624) (age discrimination); (5) 29 U.S.C. Section 206(d)(1) (equal pay); (6) Executive Order 11246 (race, color, religion, sex and national origin discrimination); (7) Executive Order 11141 (age discrimination); (8) Section 503 of the Rehabilitation Act of 1973 (disability discrimination); (9) Employee Retirement Income Security Act; (10) the Occupational Safety and Health Act; (11) the Ledbetter Fair Pay Act; (12) the Family and Medical Leave Act; (13) the Genetic Information and Non-Discrimination Act; (14) the Uniform Service Employment and Reemployment Rights Act; (15) the Worker Adjustment and Retraining Notification Act; and (16) other similar federal, state and local anti-discrimination and other employment laws, including those of the State of Georgia and where applicable, any rights and claims arising under the law and regulations administered by California's Department of Fair Employment and Housing. You further acknowledge that you are releasing, in addition to all other claims, any and all claims based on any retaliation, tort, whistle-blower, personal injury, defamation, invasion of privacy, retaliatory discharge, constructive discharge or wrongful discharge theory; any and all claims based on any oral, written or implied contract or on any contractual theory; any and all claims based on any public policy theory; any and all claims for severance pay, supplemental unemployment pay or other separation pay, including but not limited to claims under the Supplemental Unemployment Plan and Excess Plan; any and all claims related to the Company's use of your image, likeness or photograph; and any and all claims based on any other federal, state or local Constitution, regulation, law (statutory or common), or other legal theory, as well as any and all claims for punitive, compensatory, and/or other damages, back pay, front pay, fringe benefits and attorneys' fees, costs or expenses. Nothing in this Agreement and Release, however, is intended to waive your entitlement to vested benefits under any 401(k) plan or other benefit plan provided by the Company. Finally, the above release does not waive claims that you could make, if available, for unemployment compensation, workers' compensation or claims that cannot be released by private agreement and it also does not waive any claims for obligations arising under this Agreement and any rights you may have to indemnification under the Company's by-laws, certificate of incorporation, Delaware law or otherwise.

You further acknowledge and agree that you have not filed, assigned to others the right to file, reported or provided information to a government agency, nor are there pending, any complaints, charges or lawsuits by or on your behalf against the Company or any Release with any governmental agency or any court. Nothing herein is intended to or shall preclude you from filing a complaint and/or charge with any appropriate federal, state, or local government agency, reporting or providing information to said agency, or cooperating with said agency in its investigation; however, you understand and agree that you shall not be entitled to and expressly waive any right to personally recover against any Release in any action brought against any Release by any governmental agency, you give up the opportunity to obtain compensation, damages or other forms of relief for yourself other than that provided in this Agreement, without regard as to who brought said complaint or charge and whether the compensation, damages or other relief is recovered directly or indirectly on your behalf., and you understand and agree that this Agreement shall serve as a full and complete defense by Newell Rubbermaid and the Released Parties to any such claims.

4.	Non-Competition and Non-Solicitation

	(a)	The Company. The Company is a global marketer and manufacturer of consumer and commercial products.

	(b)	Your Job Duties. You agree that your job duties during your tenure with the Company included the following: Group President of the Company's Home & Family Group, which includes, but is not limited to, the following businesses: juvenile products; hair accessories and styling tools; cookware and kitchen electrics, window coverings; and home organization and food storage (the "Company's Home & Family Businesses").

(c)	Your Obligations. Through December 31, 2013:

(i) Non-Competition. You agree that you will not perform any managerial services (either as a contractor, consultant or employee) for or on behalf of a business or organization that competes with the Company's Home & Family Businesses anywhere in the world.

(ii) Non-Solicitation. You agree that you will not directly or indirectly, individually or on behalf of any person or entity, solicit or induce, or assist in any manner in the solicitation or inducement of: (i) employees of the Company, other than those in clerical or secretarial positions, to leave their employment with the Company (this restriction is limited to employees with whom you have had material contact for the purpose of performing your job duties and responsibilities); (ii) customers of the Company to purchase from another person or entity products and services that compete with those offered and provided by the Company ("Competitive Products") (this restriction is limited to customers with whom you have material contact through performance of your job duties and responsibilities or through otherwise performing services on behalf of the Company); or (iii) suppliers of the Company to supply another person or entity providing Competitive Products to the exclusion or detriment of the Company (this restriction is limited to suppliers with whom you have had material contact through performance of your job duties and responsibilities or through otherwise performing services on behalf of the Company.)

(d) Reasonableness. You hereby acknowledge and agree that: (i) the restrictions provided in this section are reasonable in time and scope in light of the necessity for the protection of the business and good will of the Company and the consideration provided to you under this Agreement; and (ii) your ability to work and earn a living will not be unreasonably restrained by the application of these restrictions.

(e) Injunctive Relief. You also recognize and agree that should you fail to comply with the restrictions set forth above regarding Non-Competition and/or Non-Solicitation, which restrictions you recognize are vital to the success of the Company's business, the Company would suffer substantial damage for which there is no adequate remedy at law due to the impossibility of ascertaining exact money damages. Therefore, you agree that in the event of the breach or threatened breach by you of any of the terms and conditions of this Agreement, the Company shall be entitled, in addition to any other rights or remedies available to it, to institute proceedings in a federal or state court and to secure immediate temporary, preliminary and permanent injunctive relief. In the event the enforceability of any of the covenants in this section are challenged in court, the applicable time period as to such covenant shall be deemed tolled upon the filing of the lawsuit challenging the enforceability of this Agreement until the dispute is finally resolved and all periods of appeal have expired.

5.	You understand and agree that this Agreement contemplates and memorializes an unequivocal, complete and final dissolution of your employment relationship with the Company, and that, therefore, you have no right to be reinstated to employment with or rehired by the Company, and that in the future, the Company and its affiliated and related entities and their successors and assigns shall have no obligation to consider you for employment.

6.	You further understand and agree that should another Newell Rubbermaid Inc. entity offer you employment and you accept the same and commence employment within the Salary Continuation Period, the Company will discontinue the remaining supplemental unemployment payments and benefits without affecting the release and covenant not to sue or any other provision of this Agreement.

7.	You agree to return to the Company all of the Company's property, including, without limit, any electronic or paper documents and records and copies thereof that you received or acquired during your employment containing confidential Company information and/or regarding the Company's practices, procedures, trade secrets, customer lists, or product marketing, and that you will not use the same for your own purpose. You further agree to return to Joe Ketter any and all hard copies of any documents which are the subject of a document preservation notice or other legal hold and to notify Joe Ketter of the location of any electronic documents which are subject to a legal hold. Unless required or otherwise permitted by law, you further agree that while you are considering this Agreement and for three (3) years following your Separation Date (or in the case of Company trade secrets, for so long as the trade secret information qualifies as a trade secret under controlling law), you will not disclose to any person, firm, or corporation or use for your own benefit any information regarding the following:

(a) Any secret or confidential information obtained or learned by you in the course of your employment with Company with regard to the operational, financial, business or other affairs of Company or its subsidiaries, divisions, or parent companies including, without limitation, proprietary trade "know how" and secrets, financial information and models, customer lists, business, marketing, sales and acquisition plans, identity and qualifications of Company's employees, sources of supply, pricing policies, proprietary operational methods, product specifications or technical processes; and

(b) The terms of this Agreement or the amount of supplement unemployment pay being paid pursuant to this Agreement, except that you may disclose this information to your spouse and your attorney, accountant or other professional advisor to whom you must make the disclosure in order for them to render professional services to you, provided that you first advise them of this confidentiality provision and they also agree to maintain the confidentiality of the supplemental unemployment pay and benefits and terms of this Agreement.

8.	When permitted by applicable law, you agree that in the event that you breach any of your obligations under this Agreement, the Company is entitled to stop your supplemental unemployment payments and recover the supplemental unemployment already paid you and to obtain all other relief provided by law or equity. This includes, when allowed by applicable law, the return by you of any supplemental unemployment already paid to you prior to your proceeding with any claim in court against any of the Released Parties.

9.	It is agreed that neither you nor the Company, nor any of its officers, directors or employees, make any admission of any failing or wrongdoing or violation of any local, state or federal law by entering into this Agreement, and that the parties have entered into this Agreement simply to resolve your employment relationship in an amicable manner. While considering this Agreement and at all times thereafter, you agree to act in a professional manner and not make any disparaging or negative statements regarding the Company or its affiliated companies and its and their officers, directors and employees, or its and their products or to otherwise act in any manner that would damage the business reputation of the same.

10.	Through the Salary Continuation Period and thereafter, you agree, upon reasonable notice, to advise and assist the Company and its counsel in preparing such operational, financial and other reports, or other filings and documents, as the Company may reasonably request, and otherwise cooperate with the Company and its affiliates with any request for information. You also agree that through the Salary Continuation Period and at any time in the future to assist the Company and its counsel in prosecuting or defending against any litigation, complaints or claims against or involving the Company or its affiliates.

The Company shall pay your necessary travel costs and expenses in the event it requires you to assist it under this paragraph. If you are entitled to be paid or reimbursed for any taxable expenses under this Section 10, and such payments or reimbursements are includible in your federal gross taxable income, then the following will apply: (i) the amount of such expenses reimbursable in any one calendar year will not affect the amount reimbursable in any other calendar year, (ii) the reimbursement of an eligible expense shall be made promptly, but in no event later than December 31 of the year following the year in which the expense was incurred, (iii) your rights to reimbursement of expenses pursuant to this Section 10 will expire at the end of the ten (10) years after the Separation Date, and (iv) your rights to reimbursements of expenses under this Section 10 will not be subject to liquidation or exchange for another benefit.

11.	You acknowledge and agree that this Agreement sets forth the entire understanding between the parties concerning the matters discussed herein, that no promise or inducement has been offered to you to enter into this Agreement except as expressly set forth herein, that the provisions of this Agreement are severable such that if any part of the Agreement is found to be unenforceable, the other parts shall remain fully valid and enforceable, and that a court is authorized to amend the relevant provisions of the Agreement to carry out the intent of the parties to the extent legally permissible.

12.	Any Employment Security Agreement or Change in Control Agreement, or other agreement, policy or practice relating to severance benefits or monies to be paid to you upon your termination from employment with the Company is expressly rendered null and void by this Agreement.

13.	Unless specifically voided herein, any agreement that you have previously entered into with the Company or its affiliated or related entities that, by its terms, extends past your Separation Date, remains in full force and effect.

14. You agree to notify the Company within seventy-two (72) hours after accepting Alternative

Employment.

15.	You acknowledge receipt of the Summary Plan Descriptions of Newell Rubbermaid Inc.' s Supplemental Unemployment Pay Plan and Excess Severance Pay Plan.

16.	You acknowledge and agree that the releases set forth above are in accordance with and shall be applicable to, without limitation, any claims under the Age Discrimination in Employment Act and the Older Workers Benefit Protection Act, and that in accordance with these laws, you are hereby advised in writing to consult an attorney prior to accepting and executing this Agreement. You have forty-five (45) days from your receipt of this letter to accept the terms of this Agreement. You may accept and execute this Agreement within those 45 days. You agree that if you elect to sign this Agreement before the end of this forty-five (45) day period, it is because you freely chose to do so after carefully considering its terms.

17.	Pursuant to federal law, you are being provided with information regarding the class, unit or groups of individuals covered by the exit incentive or other employment termination program and offered a package in consideration of signing a waiver as of the date of this letter; the eligibility factors for such program, if any; the time limits applicable to such program; the job titles and ages of all individuals eligible or selected for the termination program; and the ages of the individuals in the same job classification or organizational unit who are not eligible or selected for the termination program. This information is located in Exhibit A, which is attached hereto and incorporated herein. Exhibit A identifies the applicable decisional unit, eligibility factors, selection criteria considered in connection with this program and also includes a list of individuals by job title and age in two groups: (i) individuals selected for participation in the program; and

(ii) individuals not selected for participation in the program. If you believe that the information in Exhibit A is not complete, if you would like additional information, or if you have other questions regarding Exhibit A, please let me know.

If you accept the terms of this Agreement, please date and sign this letter and return it to me. Once you execute this Agreement, you have seven (7) days in which to revoke in writing your acceptance by providing the same to me, and such revocation will render this Agreement null and void. If you do not revoke your acceptance in writing and provide it to me by midnight on the seventh day, this Agreement shall be effective the day after the seven-day revocation period has elapsed.

Sincerely,

/s/ Jim Sweet

Jim Sweet, Executive Vice President – Human Resources (CHRO)

By signing this letter, I represent and warrant that I have not been the victim of age or other discrimination or wrongful treatment in my employment and the termination thereof. I further acknowledge that the Company advised me in writing to consult with an attorney, that I had at least forty-five (45) days to consider this Agreement, that I received all information necessary to make an informed decision and I had the opportunity to request and receive additional information, that I understand and agree to the terms of this Agreement, that I have seven (7) days in which to revoke my acceptance of this Agreement, and that I am signing this Agreement voluntarily with full knowledge and understanding of its contents.

Dated: December 29, 2011 Name: /s/ Jay Gould Jay Gould

EXHIBIT A TO AGREEMENT AND GENERAL RELEASE

The decisional unit is comprised of all Group Presidents. All persons included in the program and offered consideration in exchange for signing a release agreement have been selected based on the following selection/eligibility criteria: skills, abilities, qualifications, experience, overall job performance, and the business needs of the Company.

All such individuals are being offered consideration under a release agreement and must sign the agreement and return it to the Company.

The job titles and ages of all individuals eligible and selected or not selected for the termination program are the following:

Job Title	Age	Selected for Program	Not Selected for Program

Group President	51		X

Group President	52	X

Group President	50		X